BKLYN LOCAL DRAFT LLC
STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2024

Revenue		
Sales	$	721,542
Total revenue		**721,542**
Cost of Goods Sold		
Foods, drinks and restaurant supplies		144,280
Total Cost of Goods Sold		**144,280**
Gross Profit		**577,262**
Operating expenses		
Salaries, wages and related cost		202,315
Guaranteed payments		67,515
Occupancy cost		115,812
Merchant accounts fee		23,492
Commission and fees		20,872
Utilities expenses		20,241
Insurance expenses		19,456
Legal and professional		16,527
Repairs and maintenance cost		2,938
Music and entertainment cost		8,700
Other operating costs		20,446
Total operating expenses		**518,315**
Net Income	$	**58,948**

BKLYN LOCAL DRAFT LLC
BALANCE SHEET
JUNE 30, 2024

ASSETS

Current Assets		
Cash	$	3,571
Inventory		19,456
Other receivables		293,586
Total currents assets		**316,613**
Fixed Assets		
Equipment, furniture and fixtures		135,522
Less: Accumulated depreciation		(108,106)
Total fixed assets		**27,416**
Other Assets		
Security deposit		36,800
Total Other Assets		**36,800**
Total Assets	$	**380,829**

LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities		
Other payables	$	40,643
Loans from partners		147,917
Total Current Liabilities		**188,560**
Long-Term Liabilities		
Loans		299,575
Total Long-Term Liabilities		**299,575**
Partners' Capital		
Partners' capital accounts		(107,306)
Total Partners' Capital		**(107,306)**
Total Liabilities and Partners' Capital	$	**380,829**

BKLYN LOCAL DRAFT LLC
STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2024

Cash Flows from operating activities		
Net Income	$	58,948
Adjustments:		
Depreciation & Amortization		-
Decrease (increase) in inventories		(1,241)
Decrease (increase) in other receivables		(97,473)
Increase (decrease) in payables		(55,432)
Net Cash provided by operating activities		**(95,198)**
Increase (decrease) in cash and cash equivalents		(95,198)
Cash and Cash equivalents, beginning of year		98,769
Cash and Cash equivalents, end of year	$	3,571